FOR IMMEDIATE RELEASE	October 6, 2008

Micromem Applied Sensor Technologies, Inc. Opens NY Office
For U.S.-Based Subsidiary, Ramps Up For Rapid Commercial Growth
In The Magnetic Sensor Market

Using BAE Systems and Global Communications Semiconductor Foundries for Sensor
Manufacturing, Company Transitions From Research & Development to Sales & Marketing

NEW YORK, NY--October 6, 2008—Micromem Applied Sensor Technologies, Inc. (MAST), a wholly owned U.S. subsidiary of Micromem Technologies (OTCBB: MMTIF), has established a corporate office in New York City. The opening of the stateside office is part of the parent company’s strategic plan to focus on magnetic sensor opportunities independent of the Magnetic Random Access Memory (MRAM) market. Micromem Technologies has transitioned from research and development to business development with a focus on applying its highly sensitive and accurate magnetic sensors to serve unmet needs and applications heretofore not possible with currently available competing technologies.

MAST’s MRAM sensor properties were discovered through research and development at Micromem Technologies; MAST has since developed GC-0301 for commercialization in the U.S. With over 200 V/T, GC-0301 is the most sensitive hall sensor on the market across a large environmental operating temperature range without the need for external amplification. The company is prioritizing its targets to focus on aerospace/defense and consumer applications.

MAST KEY INITIATIVES:

  Micromem subsidiary will focus on magnetic sensor business development opportunities independent of the MRAM market

  First product to market is expected to be GC-0301

  Company to operate in accordance with International Traffic in Arms Regulations (ITAR), a requirement for working with U.S. defense companies

  Contract signed with BAE systems, one of the largest defense companies in the world, to develop nano-sensor technology for use in military, law enforcement, and homeland security applications

  Subsidiary has designed numerous consumer applications and will begin commercializing products for use in input devices, security, natural resource exploration, and medical diagnostic sensors

  Contracts with two manufacturing foundries signed: BAE Systems for defense applications and GCS Global Communications Semiconductors (GCS) for consumer products

Joe Fuda, Chief Executive Officer of Micromem, commenting on the opening of the New York office, said: "Opening a New York office brings us closer to our U.S.-based clients. More important, our sensor is relevant to a number of critical government and military applications, many of which may become protected under International Traffic in Arms Regulations (ITAR), a policy that requires a U.S. presence and management team. Launching MAST in New York sends a clear message to the market that we are here to stay and are serious about solving difficult application problems for unmet needs."

Steven Van Fleet, President of MAST commented: "In the aerospace/defense sector, our business development team has signed an agreement with BAE Systems, one of the largest defense companies in the world, to develop nano-sensor technology for use in military, law enforcement, and homeland security applications. The goal of the agreement is to further develop the design and manufacturability of our technology. MAST intends to use BAE’s foundry, a Department of Defense trusted facility, for the manufacturing of all government and defense related solutions. MAST has also signed an agreement with Global Communications Semiconductors (GCS), a specialty compound semiconductor foundry based in Los Angeles, and intends to use GCS for the manufacturing of all consumer products."

Joe Fuda concluded: "After years of development we are transitioning from the research and development stage to a sales and marketing company. Steven Van Fleet and his team are making rapid progress in business development and will bring products to the market in the coming quarters. We have several production quality magnetic sensors under evaluation with potential clients. This third party validation of our technology is extremely valuable. Our next step is to sign several parallel joint development agreements with marquee companies that will drive revenues for MAST in short order. We are also advancing development in our memory products and our team continues to make progress on that front. We look forward to getting our products into the marketplace and will update our shareholders as we reach our milestones."

About Micromem and MAST

MAST is a wholly owned U.S.-based subsidiary of Micromem Technologies, Inc., a publicly traded (OTC: MMTIF) fables semiconductor company with headquarters in Toronto, Canada and an office in New York City. Micromem holds and continues to develop a broad-based patent portfolio of Magnetoresistive Random Access Memory (MRAM) and magnetic sensor technologies. Micromem’s MRAM patents create a solution for performance driven, radiation hard, non-volatile memory applications. MAST is focused on business development efforts and is working on the launch of sensory products for use in both defense and consumer applications. Its first product, GC-0301, is far superior to the competition with over 200 V/T, making it one of the most sensitive hall sensors on the market without the need for external amplification. MAST is working with companies that have large-scale capabilities and expects to sign contracts in the coming quarters.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include, our inability to obtain additional financing on acceptable terms, risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology, inability to compete with others who provide comparable products, the failure of our technology, inability to respond to consumer and technological demands, inability to replace significant customers; seasonal nature of our business and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words "believe," "expect," "anticipate," "estimate," "project," "plan," "should," "intend," "may," "will," "would," "potential," and similar expressions may be used to identify forward-looking statements.

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